Exhibit 99.1

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,092,155	$12,102,763
Accounts receivable	2,412,842	991,467
Inventories	712,040	738,773
Long term loan to a third-party, current	-	2,000,000
Prepaid expenses and other current assets	2,255,097	2,595,417
	27,472,134	18,428,420

NON-CURRENT ASSETS:
Operating lease right-of-use assets	11,207,618	11,021,615
Property and equipment, net	5,322,405	4,444,473
Intangible assets, net	244,375	262,500
Long term security deposits	681,011	944,170
Long term debt investment	6,359,014	6,359,014
Long term prepaid expenses	275,949	315,642
	24,090,372	23,347,414

TOTAL ASSETS	$51,562,506	$41,775,834

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$418,576	$1,507,159
Current portion of long-term bank loans	306,956	-
Accounts payable	2,443,259	2,127,740
Due to a related party	2,811	772,489
Taxes payable	174,290	48,712
Deferred revenue	7,228,151	6,697,964
Operating lease liabilities, current	2,221,418	2,325,390
Other current liabilities	929,801	662,963
	13,725,262	14,142,417

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	9,135,236	9,207,971
Long-term bank loans	4,157,853	-
	13,293,089	9,207,971

TOTAL LIABILITIES	27,018,351	23,350,388

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.08 par value, 62,500,000 shares authorized; 643,411 shares and 341,247 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively:*
Class A ordinary share, $0.08 par value, 55,000,000 shares authorized; 572,536 shares and 270,372 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	45,802	21,629
Class B ordinary share, $0.08 par value, 7,500,000 shares authorized; 70,875 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5,670	5,670
Additional paid-in capital	24,610,553	17,724,592
Statutory reserve	661,924	661,924
(Accumulated deficit) retained earnings	(657,455)	391,338
Accumulated other comprehensive loss	(122,339)	(379,707)
TOTAL SHAREHOLDERS’ EQUITY	24,544,155	18,425,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$51,562,506	$41,775,834

*	Retrospectively restated for effect of the reverse split on August 18, 2025 (see Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2025	2024

REVENUE	$8,688,208	$7,542,682
COST OF REVENUE	4,822,856	4,415,407
GROSS PROFIT	3,865,352	3,127,275

OPERATING EXPENSES
Selling expenses	2,817,128	2,230,905
General and administrative expenses	2,238,769	1,456,499
Total operating expenses	5,055,897	3,687,404

LOSS FROM OPERATIONS	(1,190,545)	(560,129)

OTHER INCOME (EXPENSE)
Interest expense, net	(78,343)	(25,278)
Other (expense) income, net	(76,487)	314,670
Interest income from long term debt investment	359,014	359,014
Total other income, net	204,184	648,406

(LOSS) PROFIT BEFORE INCOME TAX EXPENSE	(986,361)	88,277

INCOME TAX EXPENSE	(62,432)	(64,865)

NET (LOSS) INCOME	(1,048,793)	23,412
Foreign currency translation gain	257,368	16,207
TOTAL COMPREHENSIVE (LOSS) INCOME	$(791,425)	$39,619

(Loss) earnings per ordinary share - basic and diluted	$(2.87)	$0.15
Weighted average shares - basic and diluted *	365,523	155,316

*	Retrospectively restated for effect of the reverse split on August 18, 2025 (see Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares *				Additional		(Accumulated Deficit)	Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Loss	Shareholders’ Equity

Balance, January 1, 2024	81,067	$6,485	74,250	$5,940	$11,800,472	$447,231	$(150,254)	$(95,518)	$12,014,356

Conversion of Class B ordinary shares into Class A ordinary shares	3,375	270	(3,375)	(270)	-	-	-	-	-
Net income	-	-	-	-	-	-	23,412	-	23,412
Foreign currency translation gain	-	-	-	-	-	-	-	16,207	16,207
Balance, June 30, 2024	84,442	$6,755	70,875	$5,670	$11,800,472	$447,231	$(126,842)	$(79,311)	$12,053,975

Balance, January 1, 2025	270,372	$21,629	70,875	$5,670	$17,724,592	$661,924	$391,338	$(379,707)	$18,425,446

Issuance of the Equity Security Units ^	200,000	16,000	-	-	6,894,134	-	-	-	6,910,134
Share issuance for warrants exercised	102,164	8,173	-	-	(8,173)	-	-	-	-
Net loss	-	-	-	-	-	-	(1,048,793)	-	(1,048,793)
Foreign currency translation gain	-	-	-	-	-	-	-	257,368	257,368
Balance, June 30, 2025	572,536	$45,802	70,875	$5,670	$24,610,553	$661,924	$(657,455)	$(122,339)	$24,544,155

*	Retrospectively restated for effect of the reverse split on August 18, 2025 (see Note 14)

^	The Equity Security Units issued on June 13, 2025 (see Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,048,793)	$23,412
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization of operating lease right-of-use assets	1,277,452	1,697,141
Depreciation and amortization	392,976	445,787
Write off of bad debts	500,000	-
Loss on disposal of property and equipment	77,505	-
Accrued interest income from long term debt investment	(359,014)	(359,014)
Interest income from loan to a third-party	-	(44,877)
Changes in operating assets and liabilities:
Accounts receivable	(1,387,301)	(40,507)
Inventories	37,621	(65,027)
Prepaid expenses and other current assets	372,248	286,121
Long term security deposits	269,171	49,350
Long term prepaid expenses	44,851	32,953
Accounts payable	277,671	213,875
Taxes payable	124,895	(19,020)
Deferred revenue	403,151	299,816
Other current liabilities	255,300	(79,738)
Operating lease liabilities	(1,628,032)	(1,634,128)
Net cash (used in) provided by operating activities	(390,299)	806,144

Cash flows from investing activities:
Purchase of property and equipment	(310,368)	(34,268)
Proceeds from disposal of property and equipment	-	34,562
Interest income received from long term debt investment	359,014	534,575
Repayment from loans to third parties	1,500,000	862,088
Net cash provided by investing activities	1,548,646	1,396,957

Cash flows from financing activities:
Proceeds from sales of the Equity Security Units, net of issuance costs	6,910,134	-
Proceeds from short-term bank loans	413,658	422,095
Repayments of short-term bank loans	(1,516,747)	-
Proceeds from long-term bank loans	4,412,355	-
Payments made to a related party	(1,640,710)	(56,298)
Net cash provided by financing activities	8,578,690	365,797

Effect of exchange rate fluctuation on cash and cash equivalents	252,355	57,630

Net increase in cash and cash equivalents	9,989,392	2,626,528
Cash and cash equivalents, beginning of period	12,102,763	1,481,302
Cash and cash equivalents, end of period	$22,092,155	$4,107,830

Supplemental cash flow information
Cash paid for income taxes	$14,995	$40,889
Cash paid for interest	$74,745	$68,450

Non-cash operating, investing and financing activities
Property and equipment acquired in settlement of the amount due from a related party	$954,293	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$270,532	$60,277
Right of use assets obtained in exchange for operating lease liabilities	$1,560,535	$1,697,141

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Chanson International Holding (“Chanson International,” or the “Company”), formerly known as RON Holding Limited, was incorporated under the laws of the Cayman Islands on July 26, 2019 as a holding company. Chanson International owns 100% of the equity interests of Deen Global Limited (“Deen Global”), a limited liability company incorporated under the laws of British Virgin Islands (“BVI”) on August 13, 2019. Deen Global owns 100% of the equity interests of Jenyd Holdings Limited (“Jenyd”), a business company incorporated in accordance with the laws and regulations of Hong Kong on September 13, 2019.

Chanson International, Deen Global, and Jenyd are currently not engaging in any active business operations and merely acting as holding companies.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”), is a company incorporated on August 7, 2009 in the People’s Republic of China (the “PRC”), with a registered capital of RMB6 million (approximately $0.88 million). On September 27, 2020, the original shareholders of Xinjiang United Family signed a share transfer agreement and transferred their 100% ownership interest in Xinjiang United Family to Jenyd, and accordingly Xinjiang United Family became a wholly foreign-owned enterprise (“WFOE”) and a wholly-owned subsidiary of Jenyd.

Xinjiang United Family operates a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of five directly-owned high-end bakery stores in the City of Urumqi and 55 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan opened in December 2021 and closed in the second half of fiscal year 2023. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company. Chanson 3rd Ave and Chanson Broadway are another two boutique cafés opened in March 2023 and July 2023, respectively.

Reorganization

In connection with its initial public offering, the Company has undertaken a reorganization of its legal structure (the “Reorganization”). The Reorganization involved the incorporation of Chanson International, Deen Global, and Jenyd, the entry into a Share Transfer Agreement to transfer the ownership interest in Xinjiang United Family from its original shareholders to Jenyd, and the signing of a series of contractual agreements between Xinjiang United Family and the owners of the UFG entities. After the Reorganization, Chanson International became the ultimate holding company of Xinjiang United Family and Xinjiang United Family became the primary beneficiary of the UFG entities through the VIE Agreements, as further discussed below.

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, nine newly established UFG entity in fiscal year 2023, twenty newly established UFG entities in fiscal year 2024, and five newly established UFG entities in fiscal year 2025, respectively. Three of these UFG entities were closed in fiscal year 2021, three of these UFG entities were closed in fiscal year 2023, two of these UFG entities were closed in fiscal year 2024 and two of these UFG entities were closed in fiscal year 2025. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the five bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

The Company, together with its wholly owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost.

After the Reorganization, the unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery products to customers

55 UFG entities	2012 to 2025	PRC	VIEs	Sells bakery products to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products, closed in the second half of fiscal year 2023

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

The VIE contractual arrangements

The UFG entities are controlled by the Company through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity, or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xinjiang United Family is deemed to have a controlling financial interest in and be the primary beneficiary of the UFG entities because it has both of the following characteristics:

●	The power to direct activities at the UFG entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the UFG entities that could potentially be significant to such entities.

Pursuant to the contractual arrangements with the UFG entities, the UFG entities pay service fees equal to all of their net profit after tax payments to Xinjiang United Family. At the same time, Xinjiang United Family is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of the UFG entities is for the benefit of Xinjiang United Family and, ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the UFG entities and their respective owners are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce such contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the UFG entities;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the UFG entities;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the UFG entities may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the UFG entities to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from its public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its unaudited condensed consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiary and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income (loss) presented on the consolidated statements of operations and other comprehensive income (loss) as well as the cash flows from operating, investing, and financing activities presented on the unaudited condensed consolidated statements of cash flows.

The Company did not provide any financial support to the UFG entities for the six months ended June 30, 2025 and 2024. The Company had no contractual obligation to provide financial support to the VIEs as of June 30, 2025 and December 31, 2024. The amount of the revenue-producing assets held by the VIEs was $1,979,337, including $692,426 of bakery production equipment, $143,681 of office equipment and furniture, and $1,143,230 of leasehold improvement, with the accumulated depreciation of $847,066, so net of these property, plant, and equipment was $1,132,271 as of June 30, 2025. The amount of the revenue-producing assets held by the VIEs was $2,431,913, including $621,010 of bakery production equipment, $122,095 of office equipment and furniture, and $1,688,808 of leasehold improvement, with the accumulated depreciation of $1,352,848, so net of these property, plant, and equipment was $1,079,065 as of December 31, 2024. The following financial statement amounts and balances of the UFG entities were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	June 30, 2025	December 31, 2024
	(Unaudited)
Current assets	$6,958,170	$15,584,071
Non-current assets	6,624,840	5,950,096
Total assets	$13,583,010	$21,534,167
Current liabilities	$7,566,606	$7,815,353
Non-current liabilities	2,693,138	2,289,553
Total liabilities	$10,259,744	$10,104,906

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenue	$4,513,856	$4,246,441
Net income	$369,178	$552,045

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2024, 2023 and 2022. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIEs. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of June 30, 2025 and December 31, 2024, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

ASC Topic 326 is also applicable to short-term and long-term loans to third parties. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Current expected credit losses are recorded as allowance for credit losses on the unaudited consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Leases

Lessee accounting

The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, bakery store facilities, employee dormitories, and a vehicle, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2025 and December 31, 2024.

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,198,726 since fiscal year 2020, and among which, $3,770 and $7,654 was received during the six months ended June 30, 2025 and 2024, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the six months ended June 30, 2025 and 2024, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Building	20 years
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for repair and maintenance, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 8 years.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2025 and December 31, 2024.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The Company currently generates its revenue through its bakery/café stores as well as through online sales. The Company recognizes revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the six months ended June 30, 2025 and 2024.

In the PRC Stores, the Company maintains a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. The Company establishes corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. The Company allocates the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point, the Company delivers products to customers and reduces the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of June 30, 2025 and December 31, 2024. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,228,151 and $6,697,964 as of June 30, 2025 and December 31, 2024, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended June 30, 2025 and 2024 that was included in the opening deferred revenue was $2,755,067 and $3,505,674, respectively. As of June 30, 2025, the aggregate amount of unredeemed membership cards and cash vouchers was $7,228,151. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after June 30, 2025 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended June 30, 2025 and 2024 is disclosed in Note 16 of the unaudited condensed consolidated financial statements.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, current portion of long-term loan to a third party, short-term bank loans, accounts payable, due to a related party, taxes payable, current portion of long-term bank loans, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of June 30, 2025 and December 31, 2024 based upon the short-term nature of the assets and liabilities. The fair value of long-term debt investment and long-term bank loans, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

Foreign currency translation

The functional currency of the Company’s PRC subsidiary and the UFG entities is the Chinese Yuan (“RMB”) and the functional currency of the Company’s U.S. subsidiaries is the U.S. Dollars (“US$”). RMB amounts in the Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2024
Period/Year-end spot rate	US$1=RMB7.1672	US$1=RMB7.1268	US$1=RMB7.2985
Average rate	US$1=RMB7.2524	US$1=RMB7.1074	US$1=RMB7.1887

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the six months ended June 30, 2025 and 2024. The Company does not believe there was any uncertain tax provision as of June 30, 2025 and December 31, 2024.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiaries in United States are subject to the tax law of the United States. As of June 30, 2025, for the tax years ended December 31, 2020 through December 31, 2024, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2022 through December 31, 2024, the Company’s United States subsidiaries remained open for statutory examination by U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiary Xinjiang United Family and its five branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. From January 1, 2023 to December 31, 2027, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but three of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 for the six months ended June 30, 2025. If customers need to obtain a special VAT invoice, the UFG entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations and comprehensive income (loss).

As the warrants issued meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2025 and December 31, 2024, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive gain. The foreign currency translation gain resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive gain in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing January 1, 2024 retrospectively to all periods presented in the unaudited condensed consolidated financial statement and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States and others.

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the PRC and United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC and United States, as well as by the general state of the PRC and United States economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC and United States. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and most of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Credit risk

As of June 30, 2025 and December 31, 2024, $21,604,987 and $11,943,199 of the Company’s cash was on deposit at financial institutions in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts in the PRC, as its aggregate deposits are much higher than the compensation limit. As of June 30, 2025, a significant balance of cash was on deposit with two banks, and total unprotected cash amounted to approximately $18.8 million as of June 30, 2025. However, the Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

As of June 30, 2025 and December 31, 2024, $451,332 and $107,550 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

As of June 30, 2025 and December 31, 2024, the Company had long term debt investment of $6,359,014 and $6,359,014, respectively. Although the Company has not experienced any losses in such investment and believes that the risk of failure is remote, the Company will regularly monitor the creditworthiness of its counterparties and recognizes allowances for any credit losses if necessary.

For the six months ended June 30, 2025 and 2024, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

As of June 30, 2025, the Company’s cash balance was concentrated in two bank accounts, representing 73.3% and 12.7% of total bank balances, respectively. As of December 31, 2024, the Company’s cash balance was concentrated in two bank accounts, representing 74.6% and 22.7% of total bank balances, respectively. The Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

No single customer accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2025 and 2024.

As of June 30, 2025, no customer accounted for more than 10% of the Company’s total accounts receivable balance. As of December 31, 2024, one customer accounted 10.9% of the Company’s total accounts receivable balance.

For the six months ended June 30, 2025, one supplier accounted for 14.9% of the Company’s total purchases. For the six months ended June 30, 2024, two suppliers accounted for 14.0% and 11.6% of the Company’s total purchases, respectively.

As of June 30, 2025, no supplier accounted for more than 10% of the Company’s total accounts payable balance. As of December 31, 2024, one supplier accounted for 18.1% of the Company’s total accounts payable balance.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$2,412,842	$991,467
Less: allowance for credit losses	-	-
Total accounts receivable, net	$2,412,842	$991,467

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	June 30, 2025	December 31, 2024
Advance to suppliers (1)	$1,715,967	$883,391
Prepaid expenses (2)	273,867	713,597
Other receivables (3)	265,263	998,429
Less: allowance for credit losses	-	-
Total prepaid expenses and other current assets, net	$2,255,097	$2,595,417

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products.

(2)	Prepaid expenses primarily represent prepaid rental expenses, professional fees, and other miscellaneous expenses for the Company’s bakery stores.

(3)	Other receivables are mainly business advances to officers and staff for business travel and sundry expenses. As of June 30, 2025 and December 31, 2024, the balance also included $150,000 and $60,020 receivable due from two third parties, respectively, as the Company entered into two cooperation agreements with two separate third parties, and granted the third parties licenses to use the Chanson Greenwich and Chanson 3rd Ave stores for events from August 1, 2023 to July 31, 2024 and from February 1, 2025 to July 31, 2025, respectively. Additionally, the balance as of December 31, 2024, also included $830,000 proceeds due from the same third party as the Company disposed all the property and equipment of Chanson Greenwich to the third party. The balance of $890,020 as of December 31, 2024 mentioned above was fully collected during the six months ended June 30, 2025.

NOTE 5 — INVENTORIES

Inventories consisted of the following:

	June 30, 2025	December 31, 2024
Ingredient materials	$427,513	$421,275
Package and other materials	140,299	141,030
Finished goods	144,228	176,468
Total inventories	$712,040	$738,773

NOTE 6 — LONG TERM LOAN TO A THIRD-PARTY

Long term loan to a third-party consisted of the following:

	June 30, 2025	December 31, 2024
Long term loan to a third-party	$-	$2,000,000
Total long term loan to a third-party	$-	$2,000,000

Current portion of loan to a third-party	-	2,000,000
Non-current portion of loan to a third-party	-	-

On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. The loan has a fixed interest rate of 4.5% per annum. The Company recorded interest income of $44,877 for the six months ended June 30, 2024. Due to the Borrower’s financial distress, the Company collected $1.5 million upon maturity of the loan, and the remaining balance of 0.5 million was charged off and recognized as the bad debt written-off, which was recorded in the general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss) during the six months ended June 30, 2025.

NOTE 7 — LEASES

The Company leases office spaces, bakery store facilities, employee dormitories and a vehicle under non-cancelable operating leases, with terms ranging from 1 to 15 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2025	December 31, 2024
ROU lease assets	$11,207,618	$11,021,615

Operating lease liabilities – current	$2,221,418	$2,325,390
Operating lease liabilities – non-current	9,135,236	9,207,971
Total operating lease liabilities	$11,356,654	$11,533,361

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.74	6.75
Weighted average discount rate *	4.41%	4.50%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts entered prior to fiscal year 2022 in the PRC. For lease contracts entered from fiscal year 2022 to the first half of fiscal year 2023, the Company used new incremental borrowing rate of 3.95%. For lease contracts entered from the second half of fiscal year 2023 to fiscal year 2024, the Company used new incremental borrowing rate of 5.00%. For lease contracts entered in the first half of fiscal year 2025, the Company used new incremental borrowing rate of 4.19%. The Company used incremental borrowing rate of 3.75% for its lease contracts entered prior to fiscal year 2024 in the United States, and for lease contracts entered in fiscal year 2024, the Company used new incremental borrowing rate of 8.00%.

During the six months ended June 30, 2025 and 2024, the Company incurred total operating lease expenses of $1,546,606 and $1,708,117, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

Remainder of 2025	$1,276,500
2026	2,323,491
2027	2,163,875
2028	1,874,217
2029	1,644,230
Thereafter	3,877,472
Total lease payments	13,159,785
Less: imputed interest	(1,803,131)
Present value of lease liabilities	$11,356,654

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	June 30, 2025	December 31, 2024
Building (1)	$965,637	$-
Bakery production equipment	1,163,372	1,155,420
Automobiles	112,593	110,567
Office equipment and furniture	1,031,562	938,252
Leasehold improvements	5,371,867	5,959,894
Subtotal	8,645,031	8,164,133
Less: accumulated depreciation	(3,322,626)	(3,719,660)
Total property and equipment, net	$5,322,405	$4,444,473

(1)	On January 21, 2025, the Company obtained one floor area of a building from its controlling shareholder, Mr. Gang Li, in the settlement of the amount due from him. The acquired property has an original value of $965,637 and a remaining useful life of 20 years. The Company intends to lease out this property which will generate stable rental income for the Company.

Loss on disposal of property and equipment was $77,505 and $nil for the six months ended June 30, 2025 and 2024, respectively.

Depreciation expenses were $374,851 and $436,412 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	June 30, 2025	December 31, 2024
Intangible assets	$290,000	$290,000
Less: accumulated amortization	(45,625)	(27,500)
Total intangible assets, net	$244,375	$262,500

Amortization expenses were $18,125 and $9,375 for the six months ended June 30, 2025 and 2024, respectively.

Amortization of intangible assets attributable to future periods as of June 30, 2025 is as follows:

Twelve months ended June 30:
2026	$36,250
2027	36,250
2028	36,250
2029	36,250
2030	36,250
Thereafter	63,125
Total	$244,375

NOTE 10 — LONG TERM DEBT INVESTMENT

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $359,014 and $359,014 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 11 — LOANS

Short-term bank loans

Short-term bank loans consisted of the following:

	June 30, 2025	December 31, 2024
Huaxia Bank (1)	$418,576	$411,043
Bank of China (2)	-	1,096,116
Total short-term bank loans	$418,576	$1,507,159

(1)	On December 20, 2024, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan bears a fixed interest rate of 5.00% per annum. The loan was repaid on March 19, 2025. Subsequently, on March 24, 2025, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($418,576) as working capital for a year, with a maturity date of March 24, 2026. This loan bears a fixed interest rate of 3.5% per annum. These two loans were both guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

(2)	On September 12, 2024, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,370,145) as working capital for a year, with a maturity date of September 11, 2025. The loan bears a fixed interest rate of 3.45% per annum. The Company is required to make a quarterly installment payment of RMB 2.0 million ($274,029) within the term of the loan, with last installment of RMB 4.0 million ($548,058) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. The loan was repaid in full upon maturity.

Long-term bank loans

Long-term bank loans consisted of the following:

	June 30, 2025	December 31, 2024
Tianshan Rural Commercial Bank (1)	$3,069,556	$-
Bank of China (2)	1,395,253	-
Total long-term bank loans	$4,464,809	$-

Long-term bank loans - current	$306,956	$-

Long-term bank loans - non-current	$4,157,853	$-

(1)

On January 22, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,674,303) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB 0.6 million ($83,715) within the term of the loan, with last installment of RMB 9.0 million ($1,255,728) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. As of date of this report, the loan was repaid as scheduled.

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB10.0 million ($1,395,253) as working capital for two years, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 4.5% per annum. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($27,905) within the term of the loan, with last installment of RMB 9.4 million ($1,311,538) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and Urumqi Mary Maternity and Gynecology Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. In addition, the loan is also guaranteed by two third parties companies, as well as these two companies’ legal representatives and their family members.

(2)	On June 19, 2025, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,395,253) as working capital for two years, with a maturity date of June 19, 2027. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.3 million ($41,858) within the term of the loan, with last installment of RMB 9.1 million ($1,269,680) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong.

The future maturities of long-term bank loans as of June 30, 2025 were as follows:

Twelve months ended June 30:
2026	$306,956
2027	2,818,411
2028	1,339,442
Total	$4,464,809

For the above-mentioned short-term and long-term bank loans, the Company recorded interest expenses of $74,745 and $68,450 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 12 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of June 30, 2025, due to a related party of $2,811 primarily represented advances provided by Mr. Gang Li, Chairman of the Company, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s unaudited condensed consolidated financial statements in a timely manner. The outstanding amount is fully repaid as of date of this report.

b.	Other related party transactions

Several related parties provided guarantees in connection with the Company’s short-term and long-term bank loans (see Note 11).

Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by Mr. Gang Li, provided approximately 5,382 square feet office space for the Company’s headquarters without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

NOTE 13 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Deen Global is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2025 and 2024, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary Xinjiang United Family and its five branch offices were incorporated in the PRC and subject to 25% income tax rate.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2027. For the six months ended June 30, 2024, 12 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2025, 14 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of these UFG entities were exempted from paying income tax. During the six months ended June 30, 2025 and 2024, the total tax exemption of the UFG entities were $14,627 and $12,505, respectively. As of June 30, 2025, for the tax years ended December 31, 2020 through December 31, 2024 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

(Loss) income before provision for income taxes is attributable to the following geographic locations for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Cayman Islands	$(237,780)	$403,760
PRC	480,596	644,983
United States	(1,229,177)	(960,466)
Total (loss) income before income taxes	$(986,361)	$88,277

The components of the income tax provision were as follows:

For the Six Months Ended June 30,
	2025	2024
Current tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	62,432	64,865
United States	-	-
	$62,432	$64,865
Deferred tax provision
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
United States	-	-
	-	-
Income tax provisions	$62,432	$64,865

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended June, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024
Income tax (benefit) expense computed based on PRC statutory rate	$(246,590)	$22,069
Favorable tax rate and tax exemption impact in PRC entities (a)	(57,717)	(96,381)
Effect of rate differential for non-PRC entities	108,612	(62,521)
Change in valuation allowance	258,127	201,698
Total income tax provisions	$62,432	$64,865

(a)	During the six months ended June, 2025 and 2024, Xinjiang United Family and all its branch offices were subject to 25% income tax rate. For the six months ended June 30, 2025, 14 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the six months ended June 30, 2024, 12 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of the UFG entities were exempted from paying income tax. For the six months ended June 30, 2025 and 2024, the tax saving as the result of the favorable tax rates and tax exemption amounted to $57,717 and $96,381, respectively, and per share effect of the favorable tax rate and tax exemption was $0.16 and $0.62, respectively.

The Company’s deferred tax assets, net was comprised of the following:

	June 30, 2025	December 31, 2024
Net operating loss	$3,639,998	$3,381,871
Total deferred tax assets	3,639,998	3,381,871
Valuation allowance	(3,639,998)	(3,381,871)
Total deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2024, the cumulative NOL was $16,104,143. During the six months ended June 30, 2025, the U.S. operations incurred an additional NOL of $1,229,177, resulting in a cumulative NOL of $17,333,320 as of June 30, 2025, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of June 30, 2025 and December 31, 2024, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	June 30, 2025	December 31, 2024
Income tax payable	$16,909	$7,899
Value added tax payable	27,477	2,440
Other taxes payable	129,904	38,373
Total taxes payable	$174,290	$48,712

NOTE 14 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Chanson International (formerly known as RON Holding Limited) was incorporated under the laws of the Cayman Islands on July 26, 2019. Upon incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares of par value US$1.00 each and 100 ordinary shares were issued. The issuance of these 100 ordinary shares, and the 1,000-for-1 share split (as described below) and the subsequent share issuances are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 27, 2021, the Company’s shareholders and board of directors approved (i) the subdivision of the Company’s authorized and issued share capital at a ratio of 1,000-for-1 share such that the authorized share capital of the Company was amended to US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each and the 100 ordinary shares of a par value of $1 then issued and outstanding were subdivided into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 share split”); (ii) the creation of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, and collectively with Class A Ordinary Shares, “Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; (iii) the re-designation of 3,000 ordinary shares held by Haily Global Limited into 3,000 Class B Ordinary Shares; and (iv) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total Ordinary Shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 share split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On March 12, 2025, the Company’s shareholders resolved to increase the authorized share capital from US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each.

Initial Public Offering

On April 3, 2023, the Company closed its IPO of 42,375 Class A Ordinary Shares at a public offering price of $320.00 per Class A Ordinary Share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

Representative Warrants

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of several underwriters (“Representative warrants”), exercisable for a period of four and a half years commencing six months from the date of commencement of sales of the offering, to purchase 848 Class A Ordinary Shares at $320.00 per Class A Ordinary Share. As the Representative warrants are considered indexed to the Company’s own stock and meet the criteria for equity classification according to ASC :815-40, therefore, the Representative warrants are classified as equity on the consolidated balance sheets. On December 13, 2023, 441 Class A Ordinary Share were issued as the Representative warrants were fully exercised on a cashless basis.

Conversion of Ordinary Shares

On February 5, 2024, the Company’s shareholder Haily Global Limited elected to convert 3,375 Class B Ordinary Shares on a one-for-one basis into 3,375 Class A Ordinary Shares, which was duly approved by the Company’s board of directors.

Issuance of Ordinary Shares

On September 13, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of (i) 112,253 Class A Ordinary Shares, par value $0.001 per share (“Shares”) and (ii) 112,253 common warrants to purchase 112,253 Class A Ordinary Shares (“Common Warrants”), at an exercise price of $77.76 per share, exercisable within one year anniversary of the closing of the Offering. The Shares and Common Warrants were sold at a combined public offering price of $64.80 per share and accompanying warrants. Each Class A Ordinary Share were sold together with one Common Warrant. The Offering was closed on September 17, 2024, and the Company received aggregate gross proceeds of $7.3 million from the Offering, before deducting offering expenses and commissions, excluding the exercise of any Common Warrants. During the year ended December 31, 2024, 73,677 Class A Ordinary Shares were issued as all the common warrants were exercised on a cashless basis.

Issuance of the Equity Security Units

On June 13, 2025, the Company priced a best-efforts public offering for the sale of units as described below. The offering was comprised of 200,000 units (each a “Unit”), consisting of (i) one Class A ordinary share of the Company, par value $0.08 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”); (ii) one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”); and (iii) one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $40.00 per Unit. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Series A Warrants and the Series B Warrants would have an exercise price of $42.00 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Additionally, holders of Series B Warrants may effect a “zero exercise price option,” under which up to 937,500 Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants. The Company registered up to 1,337,500 Class A Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. The offering was closed on June 16, 2025, and the Company received aggregate gross proceeds of $8.0 million from the offering, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. During the six months ended June 30, 2025, 200,000 Class A Ordinary Shares were issued and 102,164 Class A Ordinary Shares were issued upon on exercised of 21,795 Series B Warrants at zero exercise price option. 200,000 Series A Warrants and 178,205 Series B Warrants were outstanding as of June 30, 2025, respectively. As of date of this report, 641,977 Class A Ordinary Shares were additionally issued upon on exercised of 136,955 Series B Warrants at zero exercise price option.

As a result, the Company had 55,000,000 authorized Class A Ordinary Shares of a par value of $0.08, of which 572,536 shares and 270,372 Class A Ordinary Shares were issued and outstanding as of June 30, 2025 and December 31, 2024, respectively, and the Company had 7,500,000 authorized Class B Ordinary Shares of a par value of $0.08, of which 70,875 Class B Ordinary Shares were issued and outstanding as of June 30, 2025 and December 31, 2024. In total, the Company had 62,500,000 authorized Ordinary Shares of par value of $0.08 each, of which 643,411 shares and 341,247 shares were issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

Statutory Reserve

The Company’s PRC subsidiary is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of June 30, 2025 and December 31, 2024, the balance of the statutory reserves was $661,924 and $661,924, respectively, which is equal to 50% of the entity’s registered capital.

Restricted net assets

The Company’s PRC subsidiary and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of June 30, 2025 and December 31, 2024, the total restricted net assets amounted to $6,303,836 and $3,516,301, respectively.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of June 30, 2025 and December 31, 2024, there were no legal claims and litigation against the Company.

NOTE 16 — SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States and others.

The following table presents the segment information for the six months ended June 30, 2025 and 2024, respectively:

	For the Six Months Ended June 30, 2025
	China	United States and others	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$7,784,323	$903,885	$8,688,208
Less:
Cost of revenue	4,058,570	764,286	4,822,856
Selling expenses	2,452,200	364,928	2,817,128
General and administrative expenses	607,647	1,631,122	2,238,769
Income (loss) from operations	665,906	(1,856,451)	(1,190,545)
Other income (expense)
Interest expense, net	(74,598)	(3,745)	(78,343)
Other (expense) income, net	(110,713)	34,226	(76,487)
Interest income from long term debt investment	-	359,014	359,014
Profit (loss) before income tax expense	480,595	(1,466,956)	(986,361)
Income tax expense	(62,432)	-	(62,432)
Net income (loss)	$418,163	$(1,466,956)	$(1,048,793)
Depreciation	$281,051	$111,925	$392,976
Capital expenditures	$1,260,320	$4,341	$1,264,661

	For the Six Months Ended June 30, 2024
	China	United States and others	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$6,501,871	$1,040,811	$7,542,682
Less:
Cost of revenue	3,439,202	976,205	4,415,407
Selling expenses	1,899,678	331,227	2,230,905
General and administrative expenses	432,711	1,023,788	1,456,499
Income (loss) from operations	730,280	(1,290,409)	(560,129)
Other income (expense)
Interest (expense) income, net	(68,319)	43,041	(25,278)
Other (expense) income, net	(16,978)	331,648	314,670
Interest income from long term debt investment	-	359,014	359,014
Profit (loss) before income tax expense	644,983	(556,706)	88,277
Income tax expense	(64,865)	-	(64,865)
Net income (loss)	$580,118	$(556,706)	$23,412
Depreciation	$237,245	$208,542	$445,787
Capital expenditures	$29,081	$5,187	$34,268

	June 30, 2025	December 31, 2024
Total assets:
China	$33,368,274	$22,487,303
United States	18,194,232	19,288,531
Total assets	$51,562,506	$41,775,834

Total liabilities:
China	$24,251,768	$17,366,824
United States	2,766,583	5,983,564
Total liabilities	$27,018,351	$23,350,388

NOTE 17 — SUBSEQUENT EVENTS

On August 1, 2025, the Company’s board of directors approved a 1-for-80 reverse stock split of its ordinary shares, which became effective on August 18, 2025. As a result of the reverse split, each of the eighty pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued to any shareholders in connection with the reverse split. Each shareholder received one share of the Company in lieu of the fractional share that would have resulted from the reverse split. As a result of the reverse split, the par value changed from $0.001 to $0.08 accordingly. The Company’s ordinary shares and per share data as reflected in the unaudited condensed consolidated financial statements have been retroactively restated as if the transaction occurred at the beginning of the periods presented.

The Company evaluated the subsequent events through September 4, 2025, which is the date of the issuance of these unaudited condensed consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.